                                                                      EXHIBIT 12

                       LOUISVILLE GAS AND ELECTRIC COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (Thousands of $)

                                                  1996        1995        1994        1993        1992
                                                  ----        ----        ----        ----        ----
Earnings:
  Income before cumulative effect of a change
   in accounting principle per statements
   of income ................................  $ 107,941   $  83,184   $  61,689   $  90,535   $  73,793
Add:
  Federal income taxes - current ............     34,019      35,824      30,926      42,091      13,785
  State income taxes - current ..............      7,589       8,795       7,726      12,954       3,140
  Deferred Federal income taxes - net .......     19,816       4,261        (950)      4,712      20,441
  Deferred State income taxes - net .........      6,648       2,788         956         226       8,470
  Investment tax credit - net ...............     (4,406)     (4,742)     (4,619)     (7,821)     (5,033)
  Fixed charges .............................     42,198      43,550      44,665      49,640      52,196
                                               ---------   ---------   ---------   ---------   ---------
   Earnings .................................    213,805     173,660     140,393     192,337     166,792
                                               ---------   ---------   ---------   ---------   ---------
Fixed Charges:
  Interest Charges per statements of income..     40,242      41,918      42,856      47,496      49,833
  Add:
   Interest income (1) ......................        409        --          --          --             4
   One-third of rentals charged to
    operating expense (2) ...................      1,547       1,632       1,809       2,144       2,359
                                               ---------   ---------   ---------   ---------   ---------
      Fixed charges .........................  $  42,198   $  43,550   $  44,665   $  49,640   $  52,196
                                               ---------   ---------   ---------   ---------   ---------
Ratio of Earnings to Fixed Charges ..........       5.07        3.99        3.14        3.87        3.20
                                               =========   =========   =========   =========   =========

NOTE:
(1) Interest income earned on pollution control revenue bond proceeds held and invested by trustees - netted against interest charges above.
(2) In the Company's opinion, one-third of rentals represents a reasonable approximation of the interest factor.